For Immediate Release

NORSAT INTRODUCES UPGRADED FLY-AWAY SATELLITE TERMINAL, GLOBETrekker™ 2.0

Vancouver, British Columbia – February 13, 2013 – Norsat International Inc. (“Norsat” or “the Company”) (TSX: NII and OTC BB: NSATF), a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments announces the launch of GLOBETrekker 2.0, an upgraded and more feature rich model of their popular fly-away satellite terminal. Upgrades to the auto-acquisition terminal are the result of feedback from key military and enterprise customers, including the NATO Communications and Information Agency, with whom the Company worked to produce the DART+ line of fly-away terminals. The re-engineered GLOBETrekker is now lighter, more field serviceable and faster to deploy while maintaining the rugged design Norsat has become known for.

Important feature additions to GLOBETrekker make the terminal easier and more intuitive to use for operators of all skill levels. The GLOBETrekker now includes a one touch user interface and maintains its easy tool-free assembly process, enabling rapid deployment in less than 15 minutes. Auto-acquire technology is provided by Norsat’s revolutionary LinkControl™ Software. Through LinkControl’s sophisticated system of user configured profiles, operators can now switch satellites, equipment, or systems rapidly in the field. A USB recovery process saves a full system image, providing security, configuration storage and disaster recovery if necessary. LinkControl’s automated troubled shooting also provides visible and audible alarms to guide the technician through an intuitive resolution process.

Design improvements make the already rugged GLOBETrekker tougher and more flexible in the field. A new modular architecture, developed to enable rapid sub-assembly swapping in the field, includes a removable base unit, which allows the modem and key electronics to be integrated with the terminal or removed and positioned indoors for maximum customer flexibility. The GLOBETrekker is multi-band capable (X-band, Ku-band and Ka-band), and band switching is possible in less than 10 minutes in the field. The development of quad pod legs keeps electronics well above snow, mud or running water when used in challenging environments, and automatic levelling enables rapid deployment in uneven terrain. The addition of a sunlight readable display (greater than 1200 NITS) provides visibility even in direct sunlight. The GLOBETrekker is undergoing Wideband Global SATCOM (WGS) certification to allow for operation on the ten satellite WGS constellation for use by U.S. and other WGS-enabled military forces.

“The GLOBETrekker is one of Norsat’s flagship products, and the improvements we’ve made now put the terminal in a class all its own,” states Company President & CEO, Dr. Amiee Chan. “By focusing on our customers’ needs, we’ve been able to deliver the most intelligent and user-friendly terminal in the market. Feedback from customers has already been overwhelmingly positive and we look forward to introducing the upgraded GLOBETrekker to new militaries, broadcasters and enterprise customers around the world.”

Key features and benefits of the GLOBETrekker™ 2.0:

One touch interface	Easy operation and rapid deployment – acquire a satellite in less than 5 minutes
Universal LNB	Automated frequency selection for worldwide deployments
Elevated electronics	Quad pod legs keep electronics well above any running water, mud or snow
Built-in troubleshooting	Visible and audible alarms guide users through problem resolution
Modular architecture	Easy sub-assembly replacement, and RF band switching in the field
USB recovery tool	Rapid save and recovery of system software
Auto levelling	Enables deployment on rugged terrain and uneven ground
Multi-band capability	Ku, X, and Ka band kits available (WGS Compatible) and can be swapped in the field in under 10 minutes.

Sunlight Readable Display	A >1200 NITS sunlight readable display enables operation even in direct sunlight.
Multi-client interface	Multiple users can view and use the unit remotely
Removable base unit	Sensitive components can be kept out of harsh weather

About Norsat International Inc.

Founded in 1977, Norsat International Inc. is a leading provider of innovative communication solutions that enable the transmission of data, audio and video for challenging applications and environments. Norsat's products and services include leading-edge product design and development, production, distribution and infield support and service of fly-away satellite terminals, microwave components, M2M Solutions, antennas, Radio Frequency (RF) conditioning products, maritime based satellite terminals and remote network connectivity solutions. Additionally, through its Norsat Power Solutions segment, Norsat is a provider of power conversion and energy storage solutions for the communications, transportation and resource sectors.  More information is available at www.norsat.com, via email at investor@norsat.com or by phone at 1-604-821-2800.

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For further information, contact:

Dr. Amiee Chan	Mr. Arthur Chin
President & CEO	Chief Financial Officer
Tel: 604 821-2800	Tel: 604 821-2800
Email: achan@norsat.com	Email: achin@norsat.com